UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33659

Cosan Limited
(Exact name of registrant as specified in its charter)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Shares, par value U.S.$0.01 per share

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Pursuant to the requirements of the Securities Exchange Act of 1934, Cosan S.A., as successor to Cosan Limited, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

____________________

* Cosan Limited (“CZZ”) has been merged (the “Merger”) with and into Cosan S.A. (“CSAN”), as described in CSAN’s registration statement on Form F-4 (Registration No. 333-251238), filed on December 9, 2020, as amended from time to time, under the Securities Act of 1933, as amended. On March 8, 2021, the New York Stock Exchange LLC filed a Form 25 to remove CZZ’s Class A Common Shares, par value U.S.$0.01 per share, from listing and registration pursuant to 17 CFR 240.12d2-2(a)(3). As a result of the Merger, CZZ ceased to exist and all of its assets are currently held by CSAN, who became the successor issuer to CZZ pursuant to Rule 12g-3 under the Securities Exchange Act of 1934, as amended.

Date: March 31, 2021

COSAN S.A.

By:	/s/ Luis Henrique Cals de Beauclair Guimarães
Name: Luis Henrique Cals de Beauclair Guimarães
Title: Chief Executive Officer

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial Officer